Exhibit 99.2

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm Announces Closing of Public Offering and Full Exercise of Underwriters’ Option to Purchase Additional Shares

REHOVOT, Israel – December 22, 2016 – NeuroDerm Ltd. (NASDAQ: NDRM), a clinical stage pharmaceutical company developing drugs for central nervous system (CNS) diseases, today announced the closing of the offering of an additional 600,000 shares at a public offering price of $18.75 pursuant to the underwriters’ option to purchase additional shares in its recently completed public offering. All of the ordinary shares were issued and sold by NeuroDerm. The underwriters exercised in full their option to purchase the additional shares on December 19, 2016, and the issuance and sale of the additional shares closed on December 22, 2016. The total gross proceeds from the offering, including the initial issuance and sale of 4,000,000 shares on December 12, 2016 and the 600,000 additional shares, but before underwriting discounts and commissions and other offering expenses, was $86.25 million.

Jefferies LLC and Cowen and Company, LLC acted as joint book-running managers for the offering, and Raymond James & Associates, Inc. and Roth Capital Partners, LLC acted as co-managers.

NeuroDerm has filed a final prospectus supplement to its shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission (SEC) for the follow-on offering of its ordinary shares, which is available on the SEC’s website at http://www.sec.gov. The offering was made only by means of a prospectus supplement and the accompanying prospectus. Copies of the final prospectus supplement relating to the offering and accompanying prospectus may be obtained from either: Jefferies LLC, Attn: Equity Syndicate Prospectus Department, 520 Madison Ave, 2nd Floor, New York, NY 10022, phone: 877-847-6340, email: Prospectus_Department@Jefferies.com, or Cowen and Company, LLC, Attn: Prospectus Department, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, phone: 631-274-2806, fax: 631-254-7140.

The offering of these securities was made under an effective shelf registration statement on file with the SEC. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

NeuroDerm Contact:

Oded S. Lieberman, PhD, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729

Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1762